Loyalty Program

February 3, 2009

Jan Woo, Esq.

Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Club, Inc.
Registration Statement on Form S-1, as amended
Filed September 9, 2008
File No. 333-153385

Dear Ms. Woo,

Thank you for your comments and assistance in regard to our above filing. We have endeavored to edit our submission in consideration of your recommendations. Please find below an outline briefly describing our edits as per your comments relating to the amended registration statement. The numbers below correspond to the comments provided by the staff.

General

1.	We will by separate cover provided the acknowledgements requested at the end of your letter dated October 1, 2008 concerning a request for acceleration.
2.

We have included updated financial information as of our last quarter being October 31, 2008 in our from S1A, we have reviewed rule 15d-13 and understand that we did not have to file our 10Q as it was not required. It was an error in filing.

Prospectus Summary

3.

We have amdended our document to provide appropriate context by disclosing our current operations and financial condition. We have added text to confirm that we have not yet secured any contracts with retailers and failure to raise funds will require us to cease operations.

www.globalclubloyalty.com

info@globalclubloyalty.com

Phone 775-333-1198

Risk Factors

General

4.

We have added a risk factor to alert investors about the increases in administrative costs that will be experienced after the effective date, indicating what the Company anticipates to be the minimum amount of such increased expenses.

There is substantial uncertainty about the ability of Global Club to continue...page 9

5.

We have amdended our document disclosed the minimum dollar amount of funding that we believe we will require in order to remain a public reporting issuer for a minimum period of one year and added a risk factor outlining the risks associated with “no minimum” offering structure.

Description of Business, page 19

Competitive Advantages, page 22

6.

We have removed the phrase “one of the most flexible in the market” and removed “one of the broadest Reward Incentive Program” from our filing to put it in a more appropriate context our Company’s reasonably obtainable objectives

Capital Resources and Liquidity, page 36

7.

We have amended our document and use of funds to indicate that the $90,000 the company needs to operate does include the $21,500 the Company feels it must spend to meet its requirements as a public reporting Company

8.	Undertakings page 43
9.	We have amended our undertaking to better reflect the applicable undertakings required by item 512(a)(5)(ii)of regulation SK and included all the text required by Items 512(a)(1) and (h).

Thank you for your time and efforts.

Very truly yours,

/s/ Orlando Junhiti Narita

Orlando Junhiti Narita

President

www.globalclubloyalty.com

info@globalclubloyalty.com

Phone 775-333-1198